UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of MARCH 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
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Date:  March 21, 2007                      /s/ David Henstridge
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                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                     MARCH 21, 2007

                        TUMI RESOURCES COMPLETES DRILLING
                AT LA TRINI SILVER-GOLD PROJECT, JALISCO, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR "THE COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President of Tumi, announces the completion of the Phase 2 reverse circulation (RC) drill program at its La Trini silver-gold project in Mexico, where the Company has the right to earn a 100% interest. Twenty drill holes were completed totaling 2,768m.

In September 2005, the Company announced the results of an initial 15 hole reverse circulation drill program focused on the central 200m strike length of a rhyolite porphyry host. Surface, underground and drill evidence suggests that the porphyry that hosts the disseminated silver/gold mineralization is an intrusive rather than a volcanic. The rhyolite dips shallowly to the north and has been traced over a distance of 1 km east-west and remains open both along strike and down dip.

Fourteen of the Phase 1 drill holes intersected mineralization. Using a cut-off grade of 30 g/t silver, composite results ranged from a minimum width of 2m to a maximum of 38.6m, with a best result of 18.3m at a grade of 150 g/t silver and
3.1 g/t gold in drill hole TRRC-06 (see press release dated September 29, 2005). Within an area 200m east-west by 100m north-south, the holes intersected silver/gold mineralization over an average 14m thickness; the mineralization remains open both along strike and down-dip. Under the Phase 2 RC drill program, 11 holes totaling 1,953m have been completed in this zone extending the drilled area to about 300m east-west by 400m north-south. Samples have been submitted to International Plasma Labs Ltd. in Vancouver, Canada.

Nine holes totaling 815m were also drilled in a number of areas up to 900m west and 600m east of the mineralized area to test the extensions of the rhyolite host rock.

The drill rig has been demobilized from La Trini and is being relocated to Tumi's 100%-owned Phoenix gold-silver prospect in Sonora. An initial 14-hole RC drill program is scheduled at Phoenix.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the La Trini project area and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.